SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2002

UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2002

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - União DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - União DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION - SEPTEMBER 30, 2002

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INDEX

Financial Statements

     7001 Management Report (not reviewed)
     7002 Balance Sheet
     7003 Statement of Income
     7004 Statement of Changes in Stockholders' Equity
     7005 Statement of Changes in Financial Position
     7006 Consolidated Balance Sheet
     7007 Consolidated Statement of Income
     7008 Consolidated Statement of Changes in Stockholders' Equity
     7009 Consolidated Statement of Changes in Financial Position
     7010 Financial Group Balance Sheet
     7011 Financial Group Statement of Income
     7012 Financial Group Statement of Changes in Financial Position
     7013 Financial Economic Group - CONEF

Notes to the Financial Statements and Other Information

     7014 Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

     7015 Investments in Subsidiaries and Associated Companies (not reviewed)

Funding and Investment Policies

     7016 Marketable Securities by Type and Maturity
     7017 Marketable Securities by Balance Sheet Account and Maturity
     7018 Concentration of Marketable  Securities,  Lending Operations Portfolio
          and Deposits
     7019 Maturity of Lending Operations Portfolio
     7020 Flow of Lending Operations Portfolio
     7021 Geographical Distribution of Lending Operations Portfolio and Deposits
     7022 Risk Level of Lending Operations Portfolio
     7023 Lending Operations Portfolio by Index
     7024 Credit Assignment
     7025 Lending Operations Portfolio by Amount and Risk Level
     7026 Fixed Assets
     7027 Funding by Maturity

Risk Management

     7028 Operational Limits

Complemental Statistical Information

     7029 Branches Financial Information
     7030 Taxes and Charges
     7031 Correspondent Banks Transactions
     7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

     7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

     7034 Provisions
     7035 Capital
     7036 Cash Dividends Paid
     7037 Changes on Capital in the Reference Period
     7038 Commitments and Guarantees
     7039 Assets and Liabilities Denominated in Foreign Currency
     7040 Comments on Performance and Prospects (not reviewed)

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - União DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - União DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION - SEPTEMBER 30, 2002

---------------------------------------------------------------------------------------------------------------------------------------

7001 - MANAGEMENT REPORT (NOT REVIEWED)

Operating Highlights

Retail Bank

-    Unibanco  acquired 665,000 new bank accounts through the ContAtiva  Program in the nine-month  period ended September 30, 2002. In the third quarter of
     2002, 209,000 new bank accounts were opened,  keeping the pace of more than
     200,000  accounts per quarter.  The  continuing  growth  indicates that the initial goal of opening 1.8 million new bank accounts,  originally foreseen to be performed in October 2003, should be reached ahead of schedule in the first quarter of 2003.  This program  seeks to gain,  for the network under the Unibanco brand,  customers whose monthly income is higher than R$1,000.
     This  achievement,  coupled with  customers,  savings  account  holders and retirees at the end of the quarter totals 5.6 million  customers  under the
     Unibanco  brand.  When added to our consumer  finance  clients  (Fininvest,
     Investcred, LuizaCred), Unibanco services 12.9 million customers.

-    Unibanco  reached the end of September  2002 with 1,429 points of sale,  as follows: 799 branches,  444 corporate-site  branches,  78 in-store branches and 108 Fininvest stores.

-    The retail loan  portfolio,  at R$11 billion in September 2002, was up 3.2%
     compared to last quarter.

-    Retail bank's deposits and funds grew from a R$15.9 billion balance in June
     2002 to R$17.8 billion in September 2002.

Wholesale Bank

-    The Wholesale Bank reached,  at the end of September  2002,  total lending, leasing and other credits of R$17.5  billion up 10.2% when compared to June
     2002.  The  portfolio  growth in the quarter was mostly due to the exchange rate  devaluation  of 36.9%  in the  period.  Excluding  this  impact,  the portfolio would have decreased by 0.4%

-    Wholesale  bank's funding  (deposits and funds  accounts)  increased from a balance of R$25.6 billion in June 2002 to R$26.1 billion in September 2002.

-    In an  environment  characterized  by scarce trade finance lines to Brazil,
     Unibanco  signed,  in October  2002,  an agreement  with the  International
     Finance  Corporation  ("IFC"),  for a 360-day term Trade  Finance  Facility amounting to US$175 million.  At maturity,  approximately US$50 million may be renewed for more 360-day,  at Unibanco's  discretion.  The other US$ 125 million  was  syndicated  to a pool of 18 banks  and  represents  the first tranche  of a US$ 250  million  pre-approved  credit  limit  under  the IFC
     Facility.

-    As a financial agent in the BNDES (Brazilian  Development  Bank) Onlendings segment,  Unibanco disbursed R$761.6 million in the nine-month period ended
     September 30, 2002 with a 8.1% market share and ranking first among private sector banks in disbursements.  In the overall ranking,  Unibanco is placed
     2nd after Banco do Brasil. In BNDES-exim  Unibanco disbursed R$150 million, with a 7.4% market share in the nine-month period ended September 30, 2002.

-    In Debt Capital Markets, Unibanco maintained its # 1 rank, both in terms of origination and distribution of securities, with a 21% market share in both categories.  During the first  nine-month  period ended September 30, 2002,
     Unibanco  coordinated  twelve  deals  amounting  to R$4.3  billion of which
     Unibanco underwrote R$1.7 billion.

-    In the Syndicated Loans segment,  in the nine-month  period ended September
     30, 2002, Unibanco took part as Arranger in 11 deals totaling R$3.2 billion and as Co-Arranger in nine transactions, totaling R$1.9 billion.

-    In Cash Management,  more than 77 thousand corporate clients use Unibanco's cash management  services,  such as payments and credit.  In the nine-month period  ended  September  30,  2002,  the  financial  margin  of  the  cash management  services  rose by 20.3%  relative  to the same  period in 2001, reaching the level of R$237 million.

Insurance and Private Pension Plans

-    According  to August 2002 figures  made  available  by SUSEP,  Unibanco AIG
     Seguros e Previdência ranked 1st in the fire insurance segment,  with R$230 million in premiums and growth of 21.7%  relative to the previous  quarter.
     The company also maintained its leadership of the following  segments:  D&O
     (Directors   &  Officers  -  executive   liability),   extended   warranty,
     residential,  international transportation,  aeronautical and petrochemical risks.

-    Unibanco AIG Previdência  headed the period's ranking in terms of corporate sales,  with a  volume  of R$230  million,  14.3%  ahead of the  runner-up, according to the official  statistics released by ANAPP in August 2002. The
     company  services   approximately  513,000  individual  customers  and  871
     corporate clients.

Wealth Management

-    The  Wealth  Management  segment  comprises   Unibanco's  asset  management
     business and private  banking,  thus benefiting from the natural  synergies between the two areas.

-    Private pension funds under UAM's  management  reached the end of September
     2002 with assets totaling R$4.2 billion.  The company is the second largest manager in this segment, with a 10.9% share, according to Anbid.

-    Investment  funds  managed by UAM stood out in the  rankings  published  by
     Exame  magazine  and  Gazeta  Mercantil   newspaper.   Exame's  "Best  2002
     Investment  Funds  Guide"  classified  seven  UAM  funds as  being  5-stars investments.  According to Exame,  UAM was chosen the best manager in three out of six asset  categories:  fixed income,  equities and leveraged funds.
     UAM was also elected the 2nd best  manager of funds in the Retail  segment.
     In the Gazeta  Mercantil the second  quarter of 2002  ranking,  released on
     July 26,  two UAM funds  were  awarded  the top  place in their  respective categories.

-    Private Banking reached R$9.5 billion in funds under  management by the end of September 2002, up 24.8% vs. the previous quarter.

Technology and the Internet

-    The user base of Unibanco's  Internet Banking continued to grow. It reached
     869,000  users,  41% above December  2001's  615,000  users.  The number of transactions  reached the figure of 51.7 million in the  nine-month  period ended  September 30, 2002,  representing a 63% growth  compared to the same period last year.  The  financial  volume in the  nine-month  period  ended
     September  30, 2002 stood at R$4.0  billion,  37% greater  than that of the same period last year.

-    The new  version of  Internet  Banking for  corporates,  introduced  in the period,  has already more than 50,000  customers that previously  relied on the 30-Hour  micro  service.  This  replacement  by a web-based  technology
     provides   greater   flexibility   and  mobility  to  the  user  community,
     facilitating  the updating of versions and the addition of new offers.  The consolidation  of this channel is essential for the bank's growth strategy, strengthening the portfolio of products specifically designed for corporate clients.

-    The 30-Hour  Telephone  service was  considered the best call center in the financial  market,  according to IBOPE research.  In this survey,  Unibanco achieved a grade of 6.5 out of 7 in Customer Servicing. Of the total number of calls received by the 30-Hour Phone Service, a record 86% were processed solely by the electronic servicing system.

Community-oriented Activities

-    In September, the 2002 Social Welfare Action (SuperAção Social) program was launched, this time involving all Unibanco's employees.  This program is an employee  initiative  geared at  encouraging  volunteer work through social welfare  activities.  Last year, more than 3,200 employees  participated in the initiative, helping more than 80 social welfare organizations.

-    The  Junior  Achievement  program  consists  of one of the  most  important educational  projects for  youngsters  focusing on the business  world.  In
     September 2002, new groups were started in five public  schools,  involving
     870 elementary school students and 83 Unibanco volunteers.

-    The  traditional  Clothing  Campaign  received a record number of donations this year. More than 11,000 kg of clothing were collected,  almost twice as much as in 2001. Similarly to previous years, for each kg obtained Unibanco donated a blanket.

-    In August  2002,  Unibanco  contributed  to the  construction  of the Basic
     Healthcare  Unit of the  Family  Health  Association  (Associacao  Saude da
     Familia),  in the district of Sapopemba in São Paulo.  It will service some
     30,000 needy people per month.

-    In the third quarter of 2002,  Unibanco Ecology (Unibanco Ecologia) donated another eight environmental  centers: in the cities of Santos, Santo André,
     Belo Horizonte, Brasília, Goiânia, Salvador, Vitória and Recife.

Unibanco Pessoas (Human Resources)

-    Unibanco carries out several  professional  development  initiatives geared
     towards  both  training/technical   education  and  behavior,  totaling  an
     investment  of  roughly  R$6.2  million  in  the  nine-month  period  ended
     September 30, 2002. Thus, it invests in activities that range from specific training programs (either  multimedia or in loco) to MBA programs in Brazil or abroad.

-    As a result of its strategy of  developing  closer ties with  universities, such as the  University of São Paulo  Polytechnic  School  (Poli-USP),  the
     Getulio Vargas Foundation (FGV), the University of Campinas (Unicamp),  the
     Catholic University (PUC) and IBMEC, among others, Unibanco has carried out several  activities that attracted  roughly 32,000 people interested in the
     2003 Trainee Program.

Unibanco is committed to hiring disabled  people.  One of the activities in this
area  is  the  Program  for  Professional   Qualification  of  Disabled  People,
coordinated  by Febraban and sponsored by another five  financial  institutions.
The first stage of this program has qualified 160 people.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - União DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - União DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION - SEPTEMBER 30, 2002
Amounts expressed in thousands of Reais
--------------------------------------------------------------------------------

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	66,391,450.43
10.1.0.00.00.00	**CURRENT ASSETS**	42,772,011.90
10.1.1.00.00.00	CASH AND DUE FROM BANKS	700,414.19
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,043,130.38
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,572,353.46
10.1.2.22.00.00	Interbank Deposits	5,470,776.92
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	7,081,247.16
10.1.3.10.00.00	Own Portfolio	2,519,308.03
10.1.3.20.00.00	Subject to Repurchase Commitments	2,733,585.00
10.1.3.70.00.00	Linked to Brazilian Central Bank	1,290,452.75
10.1.3.40.00.00	Linked to Guarantees Rendered	333,832.23
10.1.3.85.00.00	Derivative Financial Instruments	204,069.15
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,333,799.14
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,806,964.39
10.1.4.20.00.00	Compulsory Deposits	2,467,358.66
10.1.4.20.10.00	Brazilian Central Bank	2,463,198.06
10.1.4.20.40.00	National Housing System - SFH	4,160.60
10.1.4.70.00.00	Interbank Onlendings	59,476.09
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	3,501.51
10.1.5.10.00.00	Third-party Funds in Transit	1,630.21
10.1.5.20.00.00	Internal Transfers of Funds	1,871.30
10.1.6.00.00.00	LENDING OPERATIONS	13,389,237.45
10.1.6.10.00.00	Lending Operations	14,413,034.94
10.1.6.10.10.00	Public Sector	48,874.83
10.1.6.10.20.00	Private Sector	14,364,160.11
10.1.6.90.00.00	Allowance for Lending Losses	(1,023,797.49)
10.1.7.00.00.00	LEASING OPERATIONS	100.21
10.1.7.10.00.00	Leasing Operations	100.71
10.1.7.10.20.00	Private Sector	100.71
10.1.7.90.00.00	Allowance for Leasing Losses	(0.50)
10.1.8.00.00.00	OTHER CREDITS	5,081,530.95
10.1.8.20.00.00	Foreign Exchange Portfolio	4,077,325.07
10.1.8.30.00.00	Income Receivable	324,967.53
10.1.8.40.00.00	Negotiation and Intermediation of Securities	57,252.43
10.1.8.70.00.00	Sundry	648,551.03
10.1.8.90.00.00	Allowance for Other Credits Losses	(26,565.11)
10.1.9.00.00.00	OTHER ASSETS	139,050.91
10.1.9.40.00.00	Other Assets	74,757.30
10.1.9.70.00.00	Allowance for Other Assets Losses	(33,642.87)
10.1.9.90.00.00	Prepaid Expenses	97,936.48

7003 - STATEMENT OF INCOME

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2002 to September 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,643,866.70
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(29,161.55)
10.3.0.00.00.00	STOCKHOLDERS RESOURCES:	(325,450.66)
10.3.3.00.00.00	Other	(325,450.66)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,998,478.91
10.5.1.00.00.00	Increase in Liabilities	10,715,176.24
10.5.1.01.00.00	Deposits	3,152,107.80
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,600,088.37
10.5.1.05.00.00	Mortgage Notes	40,646.91
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	432,658.21
10.5.1.08.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	693,356.43
10.5.1.09.00.00	Other Liabilities	2,796,318.52
10.5.2.00.00.00	Decrease in Assets	1.13
10.5.2.05.00.00	Leasing Operations	1.13
10.5.3.00.00.00	Sale of Assets and Investments	40,024.16
10.5.3.01.00.00	Investments in Subsidiary Companies	29,362.94
10.5.3.02.00.00	Foreclosed Assets	10,568.20
10.5.3.03.00.00	Fixed Assets	93.02
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	243,277.38
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,974,836.33
20.1.0.00.00.00	LOSSES IN THE PERIOD	362,529.21
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	1.19
20.4.0.00.00.00	INVESTMENTS IN	36,733.98
20.4.1.00.00.00	Subsidiary and Associated Companies	3,632.29
20.4.2.00.00.00	Foreclosed Assets	14,282.98
20.4.3.00.00.00	Fixed Assets	18,556.35
20.4.5.00.00.00	Investments	262.36
20.5.0.00.00.00	DEFERRED CHARGES	37,601.86
20.6.0.00.00.00	INCREASE IN ASSETS	10,537,970.09
20.6.1.00.00.00	Interbank Investments	4,710,421.40
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	1,452,583.50
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	1,561,276.53
20.6.4.00.00.00	Lending operations	1,859,012.29
20.6.6.00.00.00	Other credits	935,591.85
20.6.7.00.00.00	Other assets	19,084.52
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(330,969.63)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,031,383.82
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	700,414.19
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(330,969.63)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	73,445,859.30
10.1.0.00.00.00	**CURRENT ASSETS**	48,548,879.94
10.1.1.00.00.00	CASH AND DUE FROM BANKS	853,033.31
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,486,686.63
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,593,752.25
10.1.2.22.00.00	Interbank Deposits	1,892,674.95
10.1.2.26.00.00	Savings Deposits	259.43
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	11,355,349.35
10.1.3.10.00.00	Own Portfolio	6,098,908.56
10.1.3.20.00.00	Subject to Repurchase Commitments	3,137,549.59
10.1.3.70.00.00	Linked to Brazilian Central Bank	1,363,203.57
10.1.3.40.00.00	Linked to Guarantees Rendered	473,609.73
10.1.3.85.00.00	Derivative Financial Instruments	282,077.90
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,477,346.36
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,848,276.48
10.1.4.20.00.00	Compulsory Deposits	2,560,712.06
10.1.4.20.10.00	Brazilian Central Bank	2,556,551.46
10.1.4.20.40.00	National Housing System - SFH	4,160.60
10.1.4.70.00.00	Interbank Onlendings	59,476.08
10.1.4.80.00.00	Correspondent Banks	8,881.74
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	3,529.14
10.1.5.10.00.00	Third-party Funds in Transit	1,657.32
10.1.5.20.00.00	Internal Transfers of Funds	1,871.82
10.1.6.00.00.00	LENDING OPERATIONS	16,569,652.89
10.1.6.10.00.00	Lending Operations	18,070,334.99
10.1.6.10.10.00	Public Sector	48,874.83
10.1.6.10.20.00	Private Sector	18,021,460.16
10.1.6.90.00.00	Allowance for Lending Losses	(1,500,682.10)
10.1.7.00.00.00	LEASING OPERATIONS	333,049.83
10.1.7.10.00.00	Leasing Operations	661,348.95
10.1.7.10.20.00	Private Sector	661,348.95
10.1.7.80.00.00	Unearned Leasing Income	(310,384.64)
10.1.7.90.00.00	Allowance for Leasing Losses	(17,914.48)
10.1.8.00.00.00	OTHER CREDITS	6,132,254.86
10.1.8.20.00.00	Foreign Exchange Portfolio	4,077,325.07
10.1.8.30.00.00	Income Receivable	103,011.10
10.1.8.40.00.00	Negotiation and Intermediation of Securities	267,226.53
10.1.8.70.00.00	Sundry	1,717,943.23
10.1.8.90.00.00	Allowance for Other Credits Losses	(33,251.07)
10.1.9.00.00.00	OTHER ASSETS	337,977.57
10.1.9.40.00.00	Other Assets	189,510.71
10.1.9.70.00.00	Allowance for Other Assets Losses	(66,188.36)
10.1.9.90.00.00	Prepaid Expenses	214,655.22

CODE	DESCRIPTION	September 30, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	21,361,431.67
10.2.2.00.00.00	INTERBANK INVESTMENTS	25,668.23
10.2.2.22.00.00	Interbank Deposits	25,668.23
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,927,118.19
10.2.3.10.00.00	Own Portfolio	3,957,723.24
10.2.3.20.00.00	Subject to Repurchase Commitments	1,482,648.74
10.2.3.70.00.00	Linked to Brazilian Central Bank	2,766,222.68
10.2.3.80.00.00	Certificates of Privatization	14.38
10.2.3.40.00.00	Linked to Guarantees Rendered	1,433,734.96
10.2.3.85.00.00	Derivative Financial Instruments	286,774.19
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,702.74
10.2.4.20.00.00	Compulsory Deposits	57,702.74
10.2.4.20.40.00	National Housing System - SFH	57,702.74
10.2.6.00.00.00	LENDING OPERATIONS	7,073,388.17
10.2.6.10.00.00	Lending Operations	7,400,221.36
10.2.6.10.10.00	Public Sector	377,479.89
10.2.6.10.20.00	Private Sector	7,022,741.47
10.2.6.90.00.00	Allowance for Lending Losses	(326,833.19)
10.2.7.00.00.00	LEASING OPERATIONS	225,504.76
10.2.7.10.00.00	Leasing Operations	503,399.48
10.2.7.10.20.00	Private Sector	503,399.48
10.2.7.80.00.00	Unearned Leasing Income	(263,325.43)
10.2.7.90.00.00	Allowance for Leasing Losses	(14,569.29)
10.2.8.00.00.00	OTHER CREDITS	4,011,475.09
10.2.8.10.00.00	Receivables on Guarantees Honored	147.62
10.2.8.30.00.00	Income Receivable	16,674.27
10.2.8.70.00.00	Sundry	4,001,037.56
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,384.36)
10.2.9.00.00.00	OTHER ASSETS	40,574.49
10.2.9.90.00.00	Prepaid Expenses	40,574.49
10.3.0.00.00.00	**PERMANENT ASSETS**	3,535,547.69
10.3.1.00.00.00	INVESTMENTS	1,703,606.25
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,549,707.67
10.3.1.20.10.00	Local	1,538,331.29
10.3.1.20.20.00	Foreign	11,376.38
10.3.1.50.00.00	Other Investments	237,930.44
10.3.1.90.00.00	Allowance for Losses	(84,031.86)
10.3.2.00.00.00	FIXED ASSETS	1,163,976.88
10.3.2.30.00.00	Land and buildings in use	780,811.43
10.3.2.40.00.00	Other Fixed Assets	1,175,826.81
10.3.2.90.00.00	Accumulated Depreciation	(792,661.36)
10.3.4.00.00.00	DEFERRED CHARGES	667,964.56
10.3.4.10.00.00	Organization and Expansion Costs	1,140,962.25
10.3.4.90.00.00	Accumulated Amortization	(472,997.69)

7007 - CONSOLIDATED STATEMENT OF INCOME

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES – MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY				
00.0.1.01.00.00	AT JUNE 30, 2002	3,690,601.81	157,895.07	3,896.12	247,572.84	2,460,019.86	(209,159.08)	-	(88,948.07)	6,261,878.55
00.0.1.02.00.00	PRIOR YEARS ADJUSTMENTS	-	-	-	-	-	-	384.77	-	384.77
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(331,480.67)	-	-	(331,480.67)
00.0.1.06.00.00	OTHER EVENTS:									
00.0.1.11.00.00	ACQUISITION / CANCELATION OF OWN STOCKS	-	-	-	-	-	-	-	(1.19)	(1.19)
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	(2,366.87)	-	-	-	3,164.09	-	797.22
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	2,481.15	-	2,481.15
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	268,356.44	-	268,356.44
00.0.1.00.00.00	AT SEPTEMBER 30, 2002	3,690,601.81	157,895.07	1,529.25	247,572.84	2,460,019.86	(540,639.75)	274,386.45	(88,949.26)	6,202,416.27
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(2,366.87)	-	-	(331,480.67)	274,386.45	(1.19)	(59,462.28)

7009 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2002 to September 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,364,351.05
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	398,634.01
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(18,489.21)
10.3.0.00.00.00	STOCKHOLDERS' RESOURCES	(325,450.66)
10.3.3.00.00.00	Other	(325,450.66)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,309,656.91
10.5.1.00.00.00	Increase in Liabilities	10,181,399.11
10.5.1.01.00.00	Deposits	3,155,149.44
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,616,860.86
10.5.1.05.00.00	Mortgage Notes	46,807.30
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	436,086.14
10.5.1.08.00.00	Borrowings and Onlendings in Brazil – Governmental Agencies	616,608.29
10.5.1.09.00.00	Other Liabilities	2,309,887.08
10.5.2.00.00.00	Decrease in Assets	50,711.66
10.5.2.05.00.00	Leasing Operations	50,711.66
10.5.3.00.00.00	Sale of Assets and Investments	77,546.14
10.5.3.01.00.00	Investments in Subsidiary Companies	4,102.97
10.5.3.02.00.00	Foreclosed Assets	42,201.00
10.5.3.03.00.00	Fixed Assets	16,272.51
10.5.3.05.00.00	Investments	14,969.66
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,730,159.18
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	1.19
20.4.0.00.00.00	INVESTMENTS IN	175,470.52
20.4.1.00.00.00	Subsidiary and Associated Companies	41,059.32
20.4.2.00.00.00	Foreclosed Assets	73,379.00
20.4.3.00.00.00	Fixed Assets	61,032.20
20.5.0.00.00.00	DEFERRED CHARGES	54,347.65
20.6.0.00.00.00	INCREASE IN ASSETS	10,500,339.82
20.6.1.00.00.00	Interbank Investments	4,011,443.86
20.6.2.00.00.00	Marketable Securities and Financial Instruments	2,190,235.73
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	1,786,280.65
20.6.4.00.00.00	Lending Operations	1,507,563.42
20.6.6.00.00.00	Other Credits	978,655.47
20.6.7.00.00.00	Other assets	26,160.69
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(365,808.13)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,218,841.44
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	853,033.31
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(365,808.13)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	69,515,837.21
10.1.0.00.00.00	**CURRENT ASSETS**	44,005,523.44
10.1.1.00.00.00	CASH AND DUE FROM BANKS	797,384.06
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,647,699.68
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,593,752.25
10.1.2.22.00.00	Interbank Deposits	2,053,947.43
10.1.3.00.00.00	MARKETABLE SECURITIES	9,243,940.29
10.1.3.10.00.00	Own Portfolio	4,000,302.92
10.1.3.20.00.00	Subject to Repurchase Commitments	3,137,549.59
10.1.3.70.00.00	Linked to Brazilian Central Bank	1,363,129.75
10.1.3.40.00.00	Linked to guarantee rendered	473,609.73
10.1.3.85.00.00	Derivative Financial Instruments	269,348.30
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,470,800.16
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,845,610.32
10.1.4.20.00.00	Compulsory Deposits	2,560,712.06
10.1.4.20.10.00	Brazilian Central Bank	2,556,551.46
10.1.4.20.40.00	National Housing System - SFH	4,160.60
10.1.4.70.00.00	Interbank Onlendings	59,476.08
10.1.4.80.00.00	Correspondent Banks	5,001.70
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	10,221.63
10.1.5.10.00.00	Third-party Funds in Transit	1,657.32
10.1.5.20.00.00	Internal Transfers of Funds	8,564.31
10.1.6.00.00.00	LENDING OPERATIONS	14,737,019.14
10.1.6.10.00.00	Lending Operations	15,974,708.60
10.1.6.10.10.00	Public Sector	48,874.83
10.1.6.10.20.00	Private Sector	15,925,833.77
10.1.6.90.00.00	Allowance for Lending Losses	(1,237,689.46)
10.1.7.00.00.00	LEASING OPERATIONS	9,779.74
10.1.7.10.00.00	Leasing Operations	335,360.91
10.1.7.10.20.00	Private Sector	335,360.91
10.1.7.80.00.00	Unearned Leasing Income	(307,666.69)
10.1.7.90.00.00	Allowance for Leasing Losses	(17,914.48)
10.1.8.00.00.00	OTHER CREDITS	5,845,763.18
10.1.8.20.00.00	Foreign Exchange Portfolio	4,077,325.07
10.1.8.30.00.00	Income Receivable	337,931.29
10.1.8.40.00.00	Negotiation and Intermediation of Securities	267,226.53
10.1.8.70.00.00	Sundry	1,245,515.04
10.1.8.90.00.00	Allowance for Other Credits Losses	(82,234.75)
10.1.9.00.00.00	OTHER ASSETS	242,915.56
10.1.9.40.00.00	Other Assets	164,246.30
10.1.9.70.00.00	Allowance for Other Assets Losses	(66,188.36)
10.1.9.90.00.00	Prepaid Expenses	144,857.62

CODE	DESCRIPTION	September 30, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	20,276,580.37
10.2.2.00.00.00	INTERBANK INVESTMENTS	25,668.23
10.2.2.22.00.00	Interbank Deposits	25,668.23
10.2.3.00.00.00	MARKETABLE SECURITIES	9,364,065.23
10.2.3.10.00.00	Own Portfolio	3,402,624.64
10.2.3.20.00.00	Subject to Repurchase Commitments	1,482,648.74
10.2.3.70.00.00	Linked to Brazilian Central Bank	2,755,482.96
10.2.3.80.00.00	Certificates of Privatization	14.09
10.2.3.40.00.00	Linked to Guarantees Rendered	1,433,734.96
10.2.3.85.00.00	Derivative Financial Instruments	289,559.84
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,702.74
10.2.4.20.00.00	Compulsory Deposits	57,702.74
10.2.4.20.40.00	National Housing System - SFH	57,702.74
10.2.6.00.00.00	LENDING OPERATIONS	7,068,718.47
10.2.6.10.00.00	Lending Operations	7,395,551.66
10.2.6.10.10.00	Public Sector	377,479.89
10.2.6.10.20.00	Private Sector	7,018,071.77
10.2.6.90.00.00	Allowance for Lending Losses	(326,833.19)
10.2.7.00.00.00	LEASING OPERATIONS	(21,511.73)
10.2.7.10.00.00	Leasing Operations	256,382.99
10.2.7.10.20.00	Private Sector	256,382.99
10.2.7.80.00.00	Unearned Leasing Income	(263,325.43)
10.2.7.90.00.00	Allowance for Leasing Losses	(14,569.29)
10.2.8.00.00.00	OTHER CREDITS	3,741,362.94
10.2.8.10.00.00	Receivables on Guarantees Honored	147.62
10.2.8.30.00.00	Income Receivable	16,674.27
10.2.8.70.00.00	Sundry	3,730,925.41
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,384.36)
10.2.9.00.00.00	OTHER ASSETS	40,574.49
10.2.9.90.00.00	Prepaid Expenses	40,574.49
10.3.0.00.00.00	**PERMANENT ASSETS**	5,233,733.40
10.3.1.00.00.00	INVESTMENTS	2,909,713.32
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,444,077.78
10.3.1.20.10.00	Local Residents	2,278,569.44
10.3.1.20.20.00	Foreign residents	165,508.34
10.3.1.50.00.00	Other Investments	526,799.81
10.3.1.90.00.00	Allowance for Losses	(61,164.27)
10.3.2.00.00.00	FIXED ASSETS	491,760.52
10.3.2.30.00.00	Land and buildings in use	196,521.26
10.3.2.40.00.00	Other Fixed Assets	770,440.88
10.3.2.90.00.00	Accumulated Depreciation	(475,201.62)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,258,002.61
10.3.3.20.00.00	Leased Assets	2,183,742.57
10.3.3.90.00.00	Accumulated depreciation	(925,739.96)
10.3.4.00.00.00	DEFERRED CHARGES	574,256.95
10.3.4.10.00.00	Organization and Expansion Costs	964,335.78
10.3.4.90.00.00	Accumulated Amortization	(390,078.83)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2002 to September 30, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,405,363.53
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	280,934.39
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(22,823.43)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(329,264.52)
10.3.3.00.00.00	Other	(329,264.52)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,476,517.09
10.5.1.00.00.00	Increase in Liabilities	10,089,379.14
10.5.1.01.00.00	Deposits	3,065,867.44
10.5.1.02.00.00	Securities Sold Under Repurchase Agreements	3,615,309.61
10.5.1.05.00.00	Mortgage Notes	40,646.90
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	462,678.49
10.5.1.08.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	635,876.68
10.5.1.09.00.00	Other Liabilities	2,269,000.02
10.5.3.00.00.00	Sale of Assets and Investments	387,137.95
10.5.3.01.00.00	Investments in Subsidiary Companies	275,859.50
10.5.3.02.00.00	Foreclosed Assets	23,841.63
10.5.3.03.00.00	Fixed Assets	98.48
10.5.3.04.00.00	Leased Fixed Assets	78,917.20
10.5.3.05.00.00	Investments	8,421.14
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,757,973.72
20.2..0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	423.23
20.4.0.00.00.00	INVESTMENTS IN	132,400.96
20.4.1.00.00.00	Subsidiary and Associated Companies	40,427.15
20.4.2.00.00.00	Foreclosed Assets	37,648.17
20.4.3.00.00.00	Fixed Assets	25,201.59
20.4.4.00.00.00	Leased Fixed Assets	28,927.13
20.4.5.00.00.00	Investments	196.92
20.5.0.00.00.00	DEFERRED CHARGES	52,343.72
20.6.0.00.00.00	INCREASE IN ASSETS	10,572,805.81
20.6.1.00.00.00	Interbank deposits	3,994,609.54
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	2,281,697.40
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	1,791,526.76
20.6.4.00.00.00	Lending Operations	1,516,465.97
20.6.5.00.00.00	Leasing Operations	13,327.52
20.6.6.00.00.00	Other Credits	966,053.34
20.6.7.00.00.00	Other assets	9,125.28
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(352,610.19)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,149,994.25
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	797,384.06
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(352,610.19)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF		September 30, 2002
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	69,400,601.94
10.1.0.00.00-2	AVAILABLE FUNDS	853,033.33
10.1.1.00.00-5	CASH	572,338.53
10.1.2.00.00-8	BANK DEPOSITS	47,455.02
10.1.3.00.00-1	FREE RESERVES	371.95
10.1.4.00.00-4	INVESTMENTS IN GOLD	6,808.03
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	226,059.80
10.1.5.10.00-4	Foreign Bank Deposits	211,321.86
10.1.5.20.00-1	Foreign Available Funds	14,737.94
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	8,512,630.06
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	6,593,752.25
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	330,206.99
10.2.1.10.10-4	Federal Government Securities	330,206.99
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	6,263,545.26
10.2.2.00.00-7	INTERBANK DEPOSITS	1,886,397.05
10.2.2.10.00-4	Interbank Deposits	1,886,397.05
10.2.5.00.00-6	SAVING DEPOSITS	534.63
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	31,946.13
10.2.6.10.00-6	Prior Notice and Fixed Time	31,946.13
10.3.0.00.00-0	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	21,282,195.68
10.3.1.00.00-3	MARKETABLE SECURITIES	10,052,252.50
10.3.1.10.00-0	Fixed Rate Securities	6,273,973.21
10.3.1.10.10-3	Federal Government Securities	3,606,652.02
10.3.1.10.30-9	Financial Institutions	113,898.29
10.3.1.10.90-7	Others	2,553,422.90
10.3.1.15.00-5	Mutual Funds	2,292,294.20
10.3.1.17.00-3	Floating Rate Securities – Technical Provisions Reserve	393.45
10.3.1.17.40-5	Equity Funds	393.45
10.3.1.20.00-7	Floating Rate Securities – Others	206,991.33
10.3.1.20.10-0	Listed Companies	189,999.96
10.3.1.20.20-3	Closed Companies	3,218.72
10.3.1.20.40-9	Equity Funds	13,772.65
10.3.1.85.00-4	Foreign Marketable Securities	1,278,600.31
10.3.1.85.10-7	Brazilian Sovereign Bonds	313,555.41
10.3.1.85.20-0	Securities of Foreign Governments	41,310.24
10.3.1.85.30-3	Brazilian State-Owned Companies	47,232.80
10.3.1.85.90-1	Others	876,501.86
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	4,620,198.32
10.3.2.10.00-3	Subject to Repurchase Commitments	4,620,198.32
10.3.2.10.10-6	Federal Government Securities	3,555,139.35
10.3.2.10.90-0	Other	1,065,058.97
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	568,852.10
10.3.3.15.00-1	Derivative Financial Instruments – Swap	568,852.10

CONEF		September 30, 2002
10.3.4.00.00-2	SUBJECT TO BRAZILIAN CENTRAL BANK	4,133,533.69
10.3.4.10.00-9	Subject to Brazilian Central Bank	4,133,533.69
10.3.5.00.00-5	CERTIFICATES OF PRIVATIZATION	14.38
10.3.6.00.00-8	SUBJECT TO GUARANTEE RENDERED	1,907,344.69
10.3.6.10.00-5	Subject to Guarantee Rendered	1,907,344.69
10.3.6.10.10-8	Federal Government Securities	1,907,344.69
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,535,086.44
10.4.1.00.00-2	CHECK CLEARING	1,848,276.65
10.4.2.00.00-5	RESTRICTED DEPOSITS	2,618,414.80
10.4.2.10.00-2	Brazilian Central Bank	2,556,551.46
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	29,864.38
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	31,998.96
10.4.2.65.10-5	Novation Option	31,998.96
10.4.3.00.00-8	INTERBANK ONLENDINGS	59,476.08
10.4.3.90.00.1	Other debtors	59,476.08
10.4.4.00.00-1	CORRESPONDENT BANKS	8,918.91
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	10,221.62
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	22,159,490.27
10.6.1.00.00-0	LENDING OPERATIONS	22,171,222.26
10.6.1.10.00-7	Loans and Discounted Loans	12,735,074.43
10.6.1.20.00-4	Financing	9,715,511.70
10.6.1.30.00-1	Agricultural	721,664.21
10.6.1.40.00-8	Real Estate Loans	620,387.56
10.6.1.40.30-7	Habitational Loans	620,387.56
10.6.1.90.00-3	Allowance for Loan Losses	(1,621,415.64)
10.6.2.00.00-3	LEASING OPERATIONS	(11,731.99)
10.6.2.10.00-0	Leasing Operations	20,751.78
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(32,483.77)
10.9.0.00.00-4	OTHER RECEIVABLES	12,047,944.54
10.9.1.00.00-7	GUARANTEES HONORED	147.62
10.9.2.00.00-0	FOREIGN EXCHANGE	4,077,325.07
10.9.2.06.00-4	Unsettled Exchange Purchases	3,771,426.62
10.9.2.06.10-7	Export and Interbank Contracts	3,209,273.29
10.9.2.06.30-3	Financial Contracts	33,800.10
10.9.2.06.32-7	Financial Contracts	142,329.35
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	386,023.88
10.9.2.07.00-3	(-) Contracts Advances in Foreign Currency	(508,425.38)
10.9.2.07.40-5	Interbank Contracts	(508,425.38)
10.9.2.13.00-4	Unsettled Exchange Purchases - Floating	1,149.22
10.9.2.13.50-9	Financial Contracts	1,149.22
10.9.2.20.00-4	Unsettled exchange letters and documents in foreign currencies	265.19
10.9.2.25.00-9	Rights on Foreign Exchange Sold	866,042.72
10.9.2.25.10-2	Import and Financial Contracts	188,797.96
10.9.2.25.20-5	Interbank Contracts	91,189.84
10.9.2.25.22-9	Financial Contracts	291,082.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	294,972.92

CONEF		September 30, 2002
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(104,902.59)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	5,165.23
10.9.2.33.10-1	Import and Financial Contracts	4,917.23
10.9.2.33.40-0	Interbank Contracts	248.00
10.9.2.34.00-7	Contracts Advances in Local Currency - Floating Rates	(1,480.07)
10.9.2.34.10-0	(-) Import and Financial Contracts	(1,480.07)
10.9.2.45.00-3	Receivables in Foreign Currency	5,123.63
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	42,960.50
10.9.3.00.00-3	INCOME RECEIVABLE	110,302.39
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	267,226.53
10.9.4.10.00-3	Cash – Register and Liquidation	7,579.80
10.9.4.30.00-7	Debts to Liquidate	205,186.56
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	53,681.83
10.9.4.53.00-8	Intermediation of Swap Operations	778.34
10.9.5.00.00-9	SPECIFIC CREDITS	1,277,282.48
10.9.5.30.00-0	Insurance Companies	540,994.45
10.9.5.30.10-3	Receivables of Insurance Operations	528,932.42
10.9.5.30.20-6	Notes and Credits Receivable	14,426.92
10.9.5.30.30-9	Provision for Credits Losses	(2,364.89)
10.9.5.40.00-7	Capitalization Company	1,445.91
10.9.5.40.10-0	Notes and Credits Receivable	1,445.91
10.9.5.45.00-2	Credit Card Companies	734,842.12
10.9.5.45.10-5	Notes and Credits Receivable	888,710.45
10.9.5.45.20-8	Provision for Credits Losses	(153,868.33)
10.9.7.00.00-5	OTHER	6,152,799.80
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	17,228.24
10.9.7.10.00-2	Inventories	5,825.07
10.9.7.25.00-4	Foreclosed Assets	194,219.47
10.9.7.25.90-1	Other Assets	194,219.47
10.9.7.30.00-6	Provision for Losses	(76,728.36)
10.9.7.30.90-3	Other Assets	(76,728.36)
10.9.7.40.00-3	Deferred Tax	2,881,496.72
10.9.7.45.00-8	Prepaid Taxes	454,177.86
10.9.7.50.00-0	Tax Recovery	8,947.83
10.9.7.90.00-8	Foreign Debtors	40,677.70
10.9.7.95.00-3	Local Debtors	2,626,955.27
10.9.8.00.00-8	NONPERFORMING LOANS	(92,003.21)
10.9.8.90.00-1	Allowance for Loan Losses	(92,003.21)
10.9.9.00.00-1	PREPAID EXPENSES	254,863.86
20.0.0.00.00-6	PERMANENT ASSETS	4,799,481.72
20.1.0.00.00-5	INVESTMENTS	1,669,159.48
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	58,082.27
20.1.2.10.00-8	Investments in Subsidiary Companies	58,082.27
20.1.2.10.90-5	Other	58,082.27
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	7,754.69

CONEF		September 30, 2002
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	30,796.65
20.1.4.10.00-4	Membership Certificates	30,818.10
20.1.4.10.10-7	Securities Exchanges and CETIP	28,801.15
20.1.4.10.90-1	Other	2,016.95
20.1.4.99.00-1	Provision for Losses	(21.45)
20.1.5.00.00-0	STOCKS AND QUOTAS	55,049.79
20.1.5.10.00-7	Stocks and Quotas	76,829.49
20.1.5.10.10-0	Companies of Liquidation and Custody Linked to Securities Exchange	7,698.01
20.1.5.10.20-3	Other	69,131.48
20.1.5.99.00-4	Provision for Losses	(21,779.70)
20.1.5.99.10-7	Companies of Liquidation and Custody Linked to Securities Exchange	(570.46)
20.1.5.99.20-0	Other	(21,209.24)
20.1.9.00.00-2	OTHER INVESTMENTS	1,517,476.08
20.1.9.90.00-5	Other Investments	1,524,688.81
20.1.9.99.00-6	Provision for Losses	(7,212.73)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,161,555.54
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,059.99
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	818.45
20.2.3.00.00-3	LAND AND BUILDINGS	603,148.29
20.2.3.10.00-0	Land and Buildings	779,602.98
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(176,454.69)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	214,812.64
20.2.4.10.00-3	Furniture and Equipment	456,684.45
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(241,871.81)
20.2.8.00.00-8	OTHERS	341,716.17
20.2.8.90.00-1	Other Operating Assets	712,573.74
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(370,857.57)
20.3.0.00.00-3	LEASED ASSETS	1,258,002.61
20.3.1.00.00-6	LEASED ASSETS	1,258,002.61
20.4.0.00.00-2	DEFERRED CHARGES	710,764.09
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	1,216,897.14
20.4.1.10.00-2	Leased Losses to Amortize	75,857.36
20.4.1.90.00-8	Others Organization and Expansion Costs	1,141,039.78
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(506,133.05)
20.4.9.10.00-6	Leased Losses to Amortize	(33,057.83)
20.4.9.90.00-2	Other	(473,075.22)
30.0.0.00.00-9	OFF-BALANCE ITEMS	481,607,134.11
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	5,317,681.58
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	106,616.69
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	4,294.09
30.1.4.00.00-0	GUARANTEES PROVIDED	5,191,961.15
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	225,584.68
30.1.4.90.00-3	Other	4,966,376.47
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	14,809.65
30.3.0.00.00-6	MARKETABLE SECURITIES	16,159,540.05
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	10,440,728.32

CONEF		September 30, 2002
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	5,718,811.73
30.4.0.00.00-5	CUSTODY	132,383,048.01
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOCIATION	2,483.84
30.4.9.00.00-2	OTHER	132,380,564.17
30.5.0.00.00-4	COLLECTION	7,394,268.99
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	77,377,996.59
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	74,058,277.47
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	1,602,082.94
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	1,717,636.18
30.6.5.10.00-5	Credit Risk on Swap Contracts	357,422.00
30.6.5.20.00-2	Receivables Under Swap Contracts	556,329.19
30.6.5.30.00-9	Payables Under Swap Contracts	803,884.99
30.8.0.00.00-1	CONTRACTS	20,984,908.76
30.9.0.00.00-0	CONTROL ACCOUNTS	221,989,690.13
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	707,780.42
30.9.7.10.00-8	Exchange Rate	648,132.00
30.9.7.20.00-5	Interest Rate	59,648.42
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	221,281,909.71
39.9.9.99.99-4	TOTAL ASSETS	555,807,217.77
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	67,215,830.14
40.1.0.00.00-1	DEPOSITS	24,557,646.46
40.1.1.00.00-4	DEMAND DEPOSITS	2,855,866.43
40.1.2.00.00-7	SAVING DEPOSITS	5,588,215.35
40.1.3.00.00-0	INTERBANK DEPOSITS	118,610.75
40.1.5.00.00-6	TIME DEPOSITS	15,993,440.88
40.1.8.00.00-5	FOREIGN DEPOSITS	1,513.05
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	10,449,931.33
40.2.1.00.00-3	OWN PORTFOLIO	4,265,612.67
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	6,184,318.66
40.3.0.00.00-9	NOTES AND DEBENTURES	5,004,765.05
40.3.1.00.00-2	MORTGAGE NOTES	502,475.60
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	4,502,289.45
40.4.0.00.00-8	INTERBANK ACCOUNTS	1,698,061.65
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	360,812.99
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	11,289,587.26
40.6.1.00.00-9	BORROWINGS	6,296,647.00
40.6.1.10.00-6	Local Borrowings	111,064.67
40.6.1.20.00-3	Foreign Borrowings	6,185,582.33
40.6.2.00.00-2	ONLENDINGS	4,992,940.26
40.6.2.10.00-9	Local Onlendings	4,992,940.26
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	576,211.51
40.8.0.00.00-4	OTHER LIABILITIES	12,483,769.62
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	290,710.09
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	2,087,605.54
40.8.3.00.00-3	SOCIAL AND STATUTORY	127,542.87

CONEF		September 30, 2002
40.8.3.10.00-0	Dividends Payable	91,364.52
40.8.3.15.00-5	Provision for Profit Sharing	34,398.49
40.8.3.30.00-4	Gratuity Payable	1,779.86
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,422,978.41
40.8.4.10.00-3	Income Tax and Social Contribution	129,477.30
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	232,506.18
40.8.4.20.00-0	Taxes Payable	276,245.62
40.8.4.30.00-7	Provision For Deferred Tax	7,691.44
40.8.4.50.00-1	Provision For Tax Contingencies	777,057.87
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	260,891.77
40.8.7.00.00-5	SPECIFIC LIABILITIES	3,486,965.34
40.8.7.30.00-6	Insurance Companies	976,033.62
40.8.7.30.10-9	Non-Committed Technical Provisions	404,457.56
40.8.7.30.20-2	Committed Technical Provisions	336,610.95
40.8.7.30.30-5	Payable Related to Insurance	234,965.11
40.8.7.35.00-1	Private Retirement Companies	1,742,171.06
40.8.7.35.10-4	Non-Committed Technical Provisions	1,533,454.70
40.8.7.35.20-7	Committed Technical Provisions	205,194.49
40.8.7.35.30-0	Retirement Debt Transactions	3,521.87
40.8.7.40.00-3	Capitalization Companies	228,389.51
40.8.7.40.10-6	Non-Committed Technical Provisions	168,199.10
40.8.7.40.20-9	Committed Technical Provisions	60,190.41
40.8.7.45.00- 8	Credit Card Companies	540,371.15
40.8.7.45.10-1	Payable to Merchants - Credit Cards	540,371.15
40.8.9.00.00-1	SUNDRY	4,807,075.60
40.8.9.05.00-6	Suppliers	6,588.94
40.8.9.08.00-3	Prepaid Residual Value	728,430.95
40.8.9.90.00-4	Other Liabilities	4,072,055.71
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	795,044.27
40.9.2.00.00-9	SUBORDINATED DEBT	769,131.18
40.9.2.10.00-6	Maturity More Than Five Years	769,131.18
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	25,913.09
50.0.0.00.00-5	DEFERRED INCOME	77,835.31
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	6,617,612.69
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	6,617,612.69
60.1.1.00.00-0	CAPITAL	4,135,838.40
60.1.1.10.00-7	Capital	4,077,324.43
60.1.1.10.13-1	Common Shares - Local Residents	2,472,374.32
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	501,686.61
60.1.1.10.17-9	Other Preferred Shares - Local Residents	25.85
60.1.1.10.23-4	Common Shares - Foreign Residents	10,661.60
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,048,317.16
60.1.1.10.28-9	Quotas - Local Residents	44,258.89
60.1.1.20.00-4	Capital Increase	58,513.97
60.1.1.20.13-8	Common Shares - Local Residents	54,923.90

CONEF		September 30, 2002
60.1.1.20.17-6	Other Preferred Shares - Local Residents	3,590.07
60.1.3.00.00-6	CAPITAL RESERVES	241,932.02
60.1.4.00.00-9	REVALUATION RESERVES	320.08
60.1.5.00.00-2	REVENUE RESERVES	2,882,178.31
60.1.5.10.00-9	Legal Reserve	276,469.05
60.1.5.20.00-6	Statutory Reserve	2,605,707.72
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES	(550,089.08)
60.1.8.00.00-1	RETAINED EARNINGS	(3,492.23)
60.1.9.00.00-4	TREASURY STOCK	(89,074.81)
70.0.0.00.00-1	REVENUES	17,597,635.40
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	16,655,858.28
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	907,750.37
70.2.1.00.00-2	INSURANCE COMPANIES	350,171.87
70.2.1.10.00-9	Insurance Premiums	294,495.94
70.2.1.30.00-3	Financial Revenues	55,675.93
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	137,865.95
70.2.2.10.00-2	Private Retirement Premiums	137,865.95
70.2.3.00.00-8	CAPITALIZATION COMPANIES	65,013.64
70.2.3.10.00-5	Capitalization Premiums	65,013.64
70.2.4.00.00-1	CREDIT CARD COMPANIES	307,273.73
70.2.4.10.00-8	Credit Card Revenues	307,273.73
70.2.9.00.00-6	OTHER ACTIVITIES	47,425.18
70.2.9.10.00-3	Sales Revenue of Goods and Services	47,425.18
70.2.9.30.00-7	Financial Revenues	
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	34,026.75
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON FINANCIAL ACTIVITIES	
70.4.4.00.00-9	CREDIT CARD ADMINISTRATION	
80.0.0.00.00-4	EXPENSES	(17,308,829.89)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(16,816,799.81)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(611,256.43)
80.2.1.00.00-5	INSURANCE COMPANIES	(301,999.40)
80.2.1.10.00-2	Insurance Claims	(200,678.46)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(39,410.46)
80.2.1.30.00-6	Financial Expenses	(54,503.76)
80.2.1.90.00-8	Others	(7,406.72)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(208,459.47)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(136,734.86)
80.2.2.30.00-9	Financial Expenses	(71,143.50)
80.2.2.40.00-6	Administrative Expenses	(581.11)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(51,480.78)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(48,943.80)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(148.51)
80.2.3.40.00-9	Administrative Expenses	(2,388.47)

7014 - NOTES TO THE FINANCIAL STATEMENTS

1.   Operations

The consolidated  operations of Unibanco - União de Bancos Brasileiros S.A. and
its direct and indirect  subsidiaries and jointly controlled companies in Brazil
and  abroad   include,   besides  the  financial   activities  of  the  Unibanco
Conglomerate,  other  activities  carried  out  by  subsidiaries  with  specific
objectives,   principally,   related  to  insurance,   credit  card  operations,
capitalization plans and private retirement plans.

2.   Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and
its foreign  branches  (Unibanco) are presented  together with the  consolidated financial statements of Unibanco and its subsidiaries  (Unibanco  Consolidated), which comprise the accounts of Unibanco - União de Bancos Brasileiros S.A., its foreign  branches,  its direct and  indirect  subsidiaries,  and its jointly controlled companies, as shown in Note 9.

The  consolidated  financial  statements  have been prepared in accordance  with consolidation  principles  determined by the Brazilian  Securities  and Exchange
Commission (CVM).  Intercompany  investments,  balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The  financial   statements  of  the   subsidiaries   Unibanco  Leasing  S.A.  -
Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil were reclassified  by means of  out-of-book  adjustments,  in order to reflect  their financial  position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction  247/96,  assets,  liabilities,  revenues and expenses of jointly controlled  companies have been included in the consolidated financial statements on a proportional basis.

3.   Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary  companies are in accordance with the requirements of Brazilian  Corporate Law and the regulations of the Brazilian  Central  Bank,  the Brazilian  Securities  Commission  and the
Superintendency of Private Insurances.

(a)  Determination of net income

Net income is determined on the accrual basis and considers:

-    income,  expenses and  monetary or exchange  rate  variations,  at official rates or indices,  pro rata temporis,  on current and long-term  assets and liabilities;

-    the effects of the  provisions to adjust the assets to market or realizable values;

-    the  adjustments to the  insurance,  capitalization  and  retirement  plans technical reserves;

-    the effects of the  adjustment of  investments in subsidiary and associated companies to reflect the equity method of accounting;

-    the provision for federal income tax at the rate of 15% on taxable  income, plus a specific  surcharge of 10% on taxable income over established fiscal limits;

-    the provision for social  contribution  calculated at the rate of 9% on the adjusted income before income tax;

-    tax credits calculated on temporary  differences between book value and tax amounts and on tax losses; and

-    profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus,  when  applicable,  the related income and monetary and exchange rate  variations,  and  decreased by the related  unearned income and/or allowances for losses, except for the marketable  securities,  the derivative  financial  instruments and financial assets subject to hedge,  which are presented as from the quarter ended June 30, 2002, as stated in Note 3 (c).

The  allowance  for  lending,  leasing and other  credit  losses is set up in an amount  considered  sufficient by management to cover  possible  future  losses.
Management's analysis to establish the provision required takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The  Brazilian  Central Bank has  established  new rules for the  recording  and valuation of marketable securities and derivative financial  instruments,  which effects are recognized as from quarter ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental regulation,  marketable securities must be classify into one of three categories, based on the intent to negotiate (during the implementation of the new rule, the bank has adopted transitional criteria),  and accounted for as follow:

-    Trading securities - marketable  securities  acquired for trading purpose -
     they are stated at cost plus,  accrued  interest and adjusted to their fair values  and  unrealized  gains  and  losses  are  recognized  currently  in earnings.

-    Securities  available for sale - marketable  securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in  payments  conditions  or other  factors.  They are  stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders'  equity, net of applicable taxes, in "Unrealized
     gains  and  losses  -  marketable   securities  and  derivative   financial
     instruments".  The realized  gains and losses are  recognized  based on the applicable trade date in a contra account in stockholders' equity item.

-    Securities held to maturity - marketable securities that there is intention and financial  ability to retain them until the maturity.  They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent for hedging or non-hedging purpose.

-    Transactions  involving derivative  financial  instruments to meet customer needs or for own  purpose  that did not meet  hedging  accounting  criteria established  by the Central Bank,  primary  derivatives  used to manage the global exposure,  are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

-    Derivative  financial   instruments  designed  for  hedging  or  to  modify
     characteristics  of assets or liabilities  and (i) highly  correlated  with respect to changes in fair value in  relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and
     (ii)  effective at reducing  the risk  associated  with the exposure  being hedged, are classified as hedges as follows:

          -    Fair value hedge.  The financial  assets and  liabilities and the related  derivative  financial  instruments  are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

          -    Cash flow hedge.  The effective hedge portion of financial assets and  liabilities  is accounted  for at fair value and  unrealized
               gains  and   losses   recorded   as  a  separate   component   of
               stockholders'  equity,  net of applicable  taxes,  in "Unrealized gains and losses - marketable securities and derivative financial instruments".  The  non-effective  hedge  portion  is  recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary  and associated  companies are accounted for using the equity method of accounting, as shown in Note 8. The effects in subsidiaries and associated  companies  resulted  from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note
3 (c) were  recognized in Unibanco as "Unrealized  gains and losses - marketable securities and derivative financial  instruments and "Retained earnings",  so as to  maintain  the  original  record  made  by the  subsidiaries  and  associated companies.  Other investments consist principally of investments carried at cost and membership  certificates of stock and commodities  exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit. Depreciation of fixed assets is  calculated  on the  straight-line  method  at the  following  annual  rates:
buildings in use - 4%; equipment in use - 10%; communications,  data processing, and transportation systems - 20%.

Deferred charges,  composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These  amounts  include,  when  applicable,  accrued  interest  and monetary and exchange  rate  variations,  except for  derivative  financial  instruments  and liabilities subject to hedge, which are presented as per Note 3 (c).

4.   Marketable Securities

(a) Trading assets

    --------------------
(1)  Opened mutual funds are substantially held by insurance, capitalization and
     private  retirement   companies,   and  their  portfolios  are  represented
     principally by federal government securities.

Trading  securities were classified as current  assets,  independently  of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

    --------------------
(1)  Recorded as a component of stockholders' equity, net of applicable taxes.

(ii) By maturity:

(c) Securities held to maturity

(i) By type:

The fair value of these  securities was  R$4,363,870 in Unibanco and R$5,711,939 in Unibanco  Consolidated.  The difference  between  amortized cost and the fair value amounted R$1,664,966 in Unibanco and R$2,028,430 in Unibanco  Consolidated
and correspondent mainly to bonds issued by Brazilian federal government.

(ii) By maturity:

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities,  interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The  resources  of third  parties  which are related to the  securities  held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

    --------------------
(1)  Securities held to maturity based on own capital.

(d) Fair value determination

The fair value of  marketable  securities  was based on the average rate for the last  business  day  of  the  period  as  informed  by  Stock  Exchanges,  trade associations and external entities.

5.   Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing
     and Other Credit Losses

(a)  Components of the lending and leasing  operations  portfolio by type and by maturity:

    --------------------
(1)  Recorded in "Other  liabilities"  and "Other  credits" - "Foreign  exchange portfolio".
(2)  Other receivables  consist of receivables from sale of assets and notes and credits receivable.
(3)  Recorded as off-balance sheet item.
(4) Includes 14 days past-due amounts.

(b)  Components of lending, leasing and other credits by business activity:

(c)  Components  of  lending,  leasing  and  other  credits  by risk  level,  as established in Resolution 2682 of the Brazilian National Monetary Council:

The  allowance  for  lending,  leasing and other  credits  losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.  The
minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management,  higher  percentages  are used within each  level in order to more  accurately  assess  the risk of  certain  clients, operations or portfolios.

(d) The  operations  renegotiated  in the quarter with clients as established in
Resolution 2682 of the Brazilian  National Monetary Council totaled R$189,219 in
Unibanco and  R$268,785 in Unibanco  Consolidated.  These  operations  relate to active  portfolio and credits  written off against loss,  and were recorded with intention to maintain the risk  assessment and the provision for losses existing prior to  renegotiation.  These operations will be better  classified only after the  collection  of a significant  portion of the  renegotiated  debt.  For such reclassification,  the minimum collection percentage  established by Unibanco is
25%.

(e) Changes in the allowance for lending,  leases and other credit losses during the quarter:

--------------------
(1)  Loan  recoveries  were  recorded as revenue from "Lending  operations"  and
     "Leasing operations".

6.   Other Credits

    --------------------
(1)  The social contribution carry forward,  related to an option in article 8th of Provisional  Measure  2113-29/2001,  is being offset in accordance  with established fiscal parameters.

7.   Foreign Branches

As mentioned in Note 2, the  financial  statements  of foreign  branches  (Grand
Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

8.  Investments

(a) Investments in subsidiary and associated companies

Results of investments  in subsidiary and associated  companies were recorded as
"Equity in results of subsidiary and  associated  companies" in the statement of income  in the  group  "Other  operating  income  (expenses)"  and  amounted  to
R$269,520  in Unibanco  and R$3,146  (negative)  in Unibanco  Consolidated.  The foreign  branches  and  subsidiary  companies  exchange  gains in the  amount of
R$949,240 in Unibanco and R$1,036,488 in Unibanco  Consolidated  were recognized as  "Other  operating  income".  As  a  result  of  the  high  foreign  exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$570 million.  The expense of R$576,717 in Unibanco and Unibanco
Consolidated  was also  recorded  in  "Other  operating  income",  reducing  the exchange  gains on  foreign  investments.  The  investments  in  subsidiary  and associated  companies and the following  main events  relate to  investments  in subsidiary and associated companies in the third quarter of 2002:

(i)  The  percentage  shown in the Unibanco  Consolidated  column  refers to the controlling companies' percentage holding.

(1)  On September 17, 2002,  Unibanco  increased  the capital of its  subsidiary
     Unipart Participacoes  Internacionais Ltd. in exchange of 17,770,000 common shares of Unibanco Securities Ltd.

(2)  On July  31,  2002,  the  quotaholders  reduced  the  capital  of  Unibanco
     Representacao e Participacoes Ltda. in the amount of R$711,495, as exchange of 336,204,927  common shares and 183,878,703  preferred shares of Unibanco
     AIG  Seguros  S.A.  and   12,937,771   common  shares  of  Credicard   S.A.
     Administradora de Cartoes de Credito. As a consequence,  711,495,001 quotas of Unibanco Representacao e Participacoes Ltda. was cancelled, through book value as of June 30, 2002.

(3)  Controlling  company of Banco  Bandeirantes S.A. The difference between the net income and the equity in results  adjustments and stockholders'  equity and the  investment  are  result  of  gains to be  realized  on the sale of companies  between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(4)  The  difference  between  the net  income of this  company  and the  equity adjustment  recognized  in  income,  relates  to the  restatement  of stock exchange  membership  certificates  taken  directly  to net  equity  of the investee company.

(5)  The company  name will be changed to Luizacred  S.A.  Sociedade de Credito,
     Financiamento e Investimento, in the future.

(6)  Companies audited by other independent auditors.

9.  Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving  deposits  index,  plus average interest of 11.97% per annum, and are payable up to October 27, 2003.

(b) Euronotes

The  euronotes  in the amount of  R$3,503,467  in Unibanco  and  R$3,259,645  in
Unibanco  Consolidated mature up to April 15, 2014 and are subject to an average interest  rate of 6.50% per annum in  Unibanco  and 5.70% per annum in  Unibanco
Consolidated.

(c) Commercial Paper Programs

The  commercial  paper  programs,  in the amount of  R$1,158,368 in Unibanco and
Unibanco  Consolidated,  are issued by Grand Cayman branch and are payable up to
August 13, 2003, with interest rates between 1.82% and 2.30% per annum.

(d) The other  issues  totaled  R$176,076  in Unibanco  and R$84,277 in Unibanco
Consolidated with maturities up to July 11, 2005 and an average interest rate of
8.20% per annum.

10.  Borrowings and Onlending in Brazil - Governmental Agencies

Foreign   borrowings   consist   principally  of  short-term  credit  lines  for
refinancing of foreign exchange transactions, import and exports.

Onlendings  in Brazil -  governmental  agencies  are  payable  up to 2018,  with interest rates  established by operational  policies of BNDES (National Bank for
Economic and Social Development).

11.  Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions,  relating principally  to income  taxes,  indirect  taxes and labor  claims.  Based on the
advice  of  our  external  counsel,   Unibanco  and  its  subsidiaries  recorded
provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

    --------------------
(1)  Refer mainly to payments of fiscal contingencies, due to fiscal amnesty.

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit,  including those relating to the  constitutionality  of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former  employees filed several  lawsuits  against Unibanco and its subsidiaries to seek  compensation for labor rights.  Unibanco cannot assure that it will win these lawsuits and, based of this,  the  contingency  amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against  Unibanco and its  subsidiaries on  a  variety  of  matters,  including,  previous  economic  plans.  The  civil litigations  provisions  are  recorded in  accordance  with the  probability  of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority  shareholders of Banco Bandeirantes S.A.  (Bandeirantes)
have initiated lawsuits against Bandeirantes,  Caixa Geral de Depositos,  former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes  before Unibanco became the controlling  shareholder of  Bandeirantes)  have also filed lawsuits against
Bandeirantes  and the Central Bank of Brazil,  seeking to terminate  the Central
Bank  intervention  in  Banorte  before  its  acquisition  by  Bandeirantes.  In accordance with the Agreement  between Unibanco and Caixa Geral de Depositos for the  acquisition  of a  controlling  interest  in  Bandeirantes,  Caixa Geral de
Depositos  assumed full  responsibility  for such lawsuits.  Therefore it is not necessary to record provisions for this purpose.

12.  Other Liabilities

(a) Subordinated debt

The step-up subordinated  callable notes in the amount of R$800,909  (US$200,000 thousand) in Unibanco  and  R$795,044  in Unibanco  Consolidated  were issued in
April 30, 2002 by Grand  Cayman  branch.  The notes have a ten-years  term,  pay interest semi-annually and can be totally, but not partially,  redeemed on April
30, 2007 or on each  subsequent  date of payment of  interest.  The notes bear a coupon  of  9.375%  per  annum in the first  five  years  and  11.79%  per annum thereafter.

(b) Sundry

    --------------------
(1)  Amount received on May 31, 2002 related to the sale of rights of receipt of future flow of payment  orders  receivable  from Unibanco from its overseas correspondent  banks,  totaling US$400,000  thousand,  with charge of Libor plus 0.57% per annum, paid quarterly and final maturity in March, 2009.

13.  Stockholders' Equity

(a) Capital

Subscribed  and paid-in  capital is  comprised of shares  without par value,  as follows:

Preferred  shares carry no voting rights but have priority over common stocks in the  reimbursement  of capital in the case of  liquidation,  up to the amount of capital  represented by such preferred shares, and are entitled to receive a 10%
greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by  Unibanco  and by a  Class  "B"  preferred  share  issued  by  Holdings  S.A.
(Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive,  in total, a mandatory  dividend of at least 35% of the Bank's annual net income as stated in the statutory  accounting records, adjusted for transfers to the legal reserve.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002 in the amount of R$160,012 representing  R$1.1047 per 1,000 common shares and R$1.2152 per 1,000  preferred shares.  The  payment  of the  dividends  was  made as from  July  31,  2002 and corresponding  to  34.45%  of the net  income  for  the  first  semester,  after deduction of legal reserve.

For each Unit there were dividends of R$2.3352 per 1,000,  of Units  attributed,
R$1.1200  from  Holdings and  R$1.2152  from  Unibanco.  For each GDS there were dividends of R$1.16760 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

14.  Adjusted Net Income

15.  Income Tax and Social Contribution

(a) Deferred tax assets

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date.  Deferred tax assets not  recognized were R$142,595 in Unibanco Consolidated.

The  deferred  tax assets were  classified  in current and  long-term  assets in accordance  with  the  expected  realization  time,  which  is up to 4 years  in
Unibanco and up to 5 years in Unibanco Consolidated

     (b) Income tax and social contribution income (expenses)

    --------------------
(1)  Includes  R$74,000 of provision  for fiscal  contingencies  in Unibanco and
     Unibanco Consolidated.

16. Commitments and Guarantees

17. Related-Party Transactions (Unibanco)

The  amounts  above  reflect  operations  between  Unibanco  and its  subsidiary
companies,   and   were   eliminated   in   consolidation.   Transactions   with
unconsolidated  related parties are limited to normal banking  transactions  and are not material in the operational context of Unibanco.

Related-party  transactions  were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services  rendered relate basically to services offered by Unibanco to the group companies  according  to  the  terms  of  the  contractual  agreements,  through utilization of physical  assets and personnel  related to credit card,  leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18.  Financial Instruments

(a) Risk management

Unibanco  continuously strives to improve its risk management  practices,  which was integrate into the various  levels of  organization.  A separate  department that is  headed by chief  financial  officer  is  responsible  for  identifying, measuring and managing market,  credit and operational risk  institutional-wide.
In addition,  each business  division have dedicated  management staff. The risk committee  composed  of  senior  management  evaluates  the  risks  involved  in activities and proposes risk management policies accordingly.

Market Risk

The policy  regarding to market risk exposure is  conservative.  The market risk exposure of portfolio is independently supervised and controlled.  All financial and principal non-financial  subsidiaries are evaluated on a daily basis. Market risk  management  is based  on  limits  established  by the  financial  and risk committees.  The  market  risk  exposure  is limited by  managing  of  currency, maturity  and  interest  rate  mismatches.  Securities,  derivatives,  loans and funding are analyzed on a consolidated  basis.  Derivatives play is an important role in managing asset and liability  mismatches.  Exposure  limits for treasury
unit  are  established   considering  market  volatility,   scenario  forecasts,
opportunity  for profit and the funding  needs of commercial  bank.  Trading and positioning  activities are conducted  within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed  monthly  or when a new  threat or  opportunity  arises.  By trading in derivatives, the bank is able to achieve a lower credit risk exposure than would be achieved  with a position in the  corresponding  cash  instruments.  The most common derivatives traded are future and term commitments and swap contracts.

The value at risk  methodology  is used to  evaluate  the market  risk.  Also is applied  stress  tests  using  macroeconomic  scenarios  simulated  by our  risk management and macroeconomic  team, in order to minimize the risk of loss in the portfolio  and to analyze  the  effects of  changes in the  financial  market of portfolio.

Unibanco  manages its risk exposure on a  centralized  basis by having all risks and mismatches passed to its treasury unit. All treasury  activities,  including those for foreign  branches,  are closely monitored from the offices in São
Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

(b) Financial  instruments recorded in the financial statements compared to fair values at September 30, 2002 are as follows:

The fair value of  marketable  securities  was based on the average rate for the last  business  day of  the  quarter  as  informed  by  Stock  Exchanges,  trade associations and external entities.

The fair value of interbank  deposits,  lending  operations,  interbank deposits payable,  time  deposits  and  mortgage  notes,  was based on the  average  rate practiced  by  Unibanco on the last  business  day of the  quarter,  for similar operations.

The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives  was based,  principally,  on the average rate for the last business day of the quarter for operations with similar  maturities and indices,  as  informed  by  Futures  and  Commodities  Exchange - BM&F and trade associations.

The fair  value of other  liabilities  related  to sale of rights of  receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2002 in the São Paulo Stock Exchange.

(c) The current  notional values and fair value of off-balance  sheet derivative financial instruments at September 30 are as follows:

--------------------
(1)  On  September  30,  2002,   Unibanco  had  future  and  term  contracts  of
     R$2,392,276  accounted for at fair value and being  recognized as cash flow hedges related to their time deposits  indexed to interbank  interest rate, and with an unrealized gain, net of applicable taxes of R$6,288 recorded in
     "Unrealized  gains  and  losses  -  marketable  securities  and  derivative financial instruments", as a separate component of stockholder's equity.

The  operations  above do not  represent  Unibanco's  total  exposure to market, currency  and  interest  rate  risks  since  they only  consider  the  values of off-balance sheet derivative financial instruments.

Unibanco had swap contracts with its subsidiaries, and the amounts at fair value were the same of the current notional value.

The amounts of  receivables  under the swap  contracts are R$461,138 in Unibanco and R$568,852 in Unibanco Consolidated and the amounts of payables are R$957,439 in  Unibanco  and  R$574,607  in  Unibanco  Consolidated  and  are  recorded  in
"Marketable   securities  and  derivative  financial  instruments"  recorded  in
"Derivative  financial  instruments"  in  current  and  long-term  assets and as
"Derivative  financial   instruments"  in  current  and  long-term  liabilities,
respectively.

(d) Notional at fair value distributed by trade location

The amount linked to guarantees  rendered on BM&F  transactions were R$1,220,421 in Unibanco and  R$1,240,551  in Unibanco  Consolidated  and are  represented by federal government securities.

(e) The maturities of derivative  financial  instruments recorded in off-balance sheet memorandum accounts are as follows:

Interest  rate  and  currency  term  and  futures  contracts   represent  future
commitments to purchase or sell  financial  instruments at specific terms and at
specified  dates.  The  notional  amounts   represent  the  face  value  of  the
corresponding instrument at the date of the operations' liquidation.  The credit risks  associated  with the future and term contracts are minimized due to daily cash  settlements  and margin  account  deposits.  Future and term contracts are subject  to the  risk  of  movements  in  interest  rates  or the  value  of the underlying instruments.

Swap contracts  represent future  commitments to exchange  currencies or indices for a contractual  period and terms. The notional amount represents the basis on which the cash flows are determined.  The risks  associated with swaps relate to the potential  inability or unwillingness of the counterparts to the contractual conditions  and the risk  associated  with changes in market  conditions  due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options,  Unibanco  pays a premium  and,  as a writer of options,  receives a premium in exchange for bearing the risk of movements in future  interest  rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums  paid on  purchased  options and the risk associated with the changes in market  conditions  could influence  written options.

19.  Other Information

(a) "Other  operating  income" totaled  R$454,421 in Unibanco and R$1,078,215 in
Unibanco  Consolidated  and includes  mainly  foreign  branches' and  subsidiary companies'  exchange rate variation,  in the net amount of R$372,523 in Unibanco and  R$459,771  in  Unibanco  Consolidated  (see  Note  9) and  reversal  of tax litigation  mainly due to fiscal amnesty of R$33,217 in Unibanco and R$38,139 in
Unibanco  Consolidated  and  insurance,   capitalization  and  retirement  plans
premiums in the amount of R$520,766 in Unibanco Consolidated.

(b) "Other operating  expenses"  totaled  R$157,626 in Unibanco and R$800,652 in
Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank,  principally labor claims, in the amount of R$13,121 in Unibanco and R$41,676 in Unibanco  Consolidated,  amortization of goodwill on  acquired  subsidiaries  in the amount of  R$23,081 in Unibanco  and
R$24,121 in Unibanco  Consolidated and R$16,907 related to the sale of rights of receipt of future flow of payment  orders (Note 13 (b)) in Unibanco and Unibanco
Consolidated and changes in technical  provisions for insurance,  capitalization and retirement plans, in the amount of R$185,844, insurance claims in the amount of  R$200,622,  private  retirement  plans  benefits  expenses  in the amount of
R$95,212,  insurance and private  retirement plans selling and other expenses in the  amount of  R$42,520  and  credit  card  selling  expenses  in the amount of
R$61,426 in Unibanco Consolidated.

(c) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits  Generation Program"
(PGBL), a system whereby the participant  accumulates financial resources during their career,  through  contributions paid by the employee and the Company where he  /sheworks.  These  contributions  are  invested  in an  Exclusive  Financial
Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco  Previdência  S.A. and  Unibanco  Asset
Management  - Banco  de  Investimento  S.A.  is  responsible  for the  financial management of the FIFE funds.

The  contributions  made by employees vary according to their ages between 1% to
9%, and the  contributions  made by  Unibanco  vary  according  to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco  Bandeirantes'  acquisition,  Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo
- Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary  purpose  of  supplementing  the  retirement  benefits  provided  by the government retirement plans (99% of beneficiaries).

During the quarter  ended  September  30, 2002,  the  contribution  was R$363 in
Unibanco and R$744 in Unibanco Consolidated.

(d) Stock option program

The  Extraordinary  Shareholders'  Meeting held on October 31, 2001 approved the stock option program,  denominated Performance.  The objective of Performance is to foster  the  executives'  long-term  commitment  to the  highest  performance standards, as well as attract, retain and motivate new talents,  Pursuant to the
Performance  program,  the  executives  of Unibanco can be granted stock or unit options  that can be  exercised  between 2 to 5 years.  The  option  rights  are limited  to 1% of the  authorized  capital  per year and the  amount  granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2002, Unibanco granted 642,400,000  (28,000,000 in the third quarter of 2002) stock options, in the form of Unit. The term of the exercise is between  January 21, 2005 and August 12, 2008, at an average  exercise  price of
R$92.45.

(e)  Assets  leased  to third  parties,  in the  amount of  R$1,258,003,  net of depreciation, are committed for sale to the lessees, at their option, at the end of the  respective  contracts for R$982,926 and the residual  value  received in advance from these lessees amounts to R$728,431, classified as reduction account of leasing operations.

Assets leased from third parties are not relevant.

(f) Unibanco and its  subsidiaries  insure their properties and equipment to the extent  considered  necessary to cover possible losses,  taking into account the nature of the  activity.  At  September  30,  2002,  the  insurance  coverage on properties and other assets in use totaled R$533,177 in Unibanco and R$1,120,659 in Unibanco Consolidated.

                                      * * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES (NOT REVISED)

7016 - MARKETABLE SECURITIES

7017 - MARKETABLE SECURITIES

7018 - CONCENTRATION OF MARKETABLE SECURITIES,  LENDING OPERATIONS PORTFOLIO AND
DEPOSITS

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATION PORTFOLIO AND DEPOSITS

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

7024 - CREDIT ASSIGNMENT

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

7026 - FIXED ASSETS

7027 - FUNDING BY MATURITY

7028 - OPERATIONAL LIMITS

7029 - MAIN BRANCHES FINANCIAL INFORMATION

7030 - CHARGES AND TAXES

7031 - CORRESPONDENT BANKS TRANSACTIONS

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

7033 - INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

(Convenience  Translation  into English from the Original  Previously  Issued in
Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.   We have reviewed the accompanying  quarterly financial  information (Parent
     Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as
     of and for the quarter ended September 30, 2002,  consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial  position,  as well as the accounting  information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034
     to 7039 for the quarter  then ended.  These  financial  statements  and the accounting  information  included in the above-mentioned  schedules are the responsibility of the Bank's management.

2.   Our review was conducted in accordance  with specific rules  established by the IBRACON - Brazilian  Institute of Independent  Auditors and the Federal
     Accounting Council, and consisted,  principally,  of: (a) inquiries of Bank personnel in charge of the accounting,  financial and operating areas about the criteria adopted in preparing the quarterly financial information;  and
     (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3.   The financial statements of consolidated  subsidiaries  described in item 6 of Note 8 to schedule 7014, for the quarter ended  September 30, 2002, were reviewed by other  auditors  whose report has been furnished to us, and our report,  insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4.   Based on our review and on the report of other  auditors,  we are not aware of any  material  modifications  that  should  be  made  to  the  quarterly financial  information  referred  to  above  in  order  for  them  to be in conformity with accounting practices established by Brazilian Corporate Law and specific  standards issued by the Central Bank of Brazil,  specifically applied to the preparation of the quartely financial information.

5.   The  Quarterly  Financial  Information  - IFT  also  includes  supplemental accounting information required by the Central Bank of Brazil regarding the combined  financial  statements  called  "Financial  Group" and  "Financial
     Economic  Group  (CONEF)",  consisting of the combined  balance sheet as of
     September  30, 2002 of the Financial  Group and of the  Financial  Economic
     Group (CONEF) and the related combined  statements of income and changes in financial  position  for the quarter  then ended,  as included in schedules
     7011 and 7012, of the Financial Group. The same review procedures stated in
     Paragraph 2 were applied to these combined financial  statements and, based on our review, we are not aware of any material  modifications  that should be made to these combined  financial  statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

6.   The purpose of the review of the  Quarterly  Financial  Information  was to issue a report on the  accounting  information  included  on the  quarterly financial information referred in Paragraph 1, taken as a whole.  Schedules
     7020 to 7022,  7028,  7031 and 7032,  included in the  quarterly  financial information,  are intended to provide supplemental  information on the Bank as  required by the  Central  Bank of Brazil and are not  required to be an integral  part of the  financial  statements.  The  accounting  information included on these schedules were subjected to the same review procedures as stated in  Paragraph 2 and,  based on our  review,  we are not aware of any material  modifications  that should be made to the  schedules in order for them to be in accordance with the quarterly financial  information referred to in Paragraph 1, taken as a whole.

7.   This  quarterly  financial  information  has been  translated  into English solely for the convenience of the readers.

São Paulo, November 6, 2002

DELOITTE TOUCHE TOHMATSU                                 Ariovaldo Guello
Auditores Independentes                                  Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 070483/O-4

7034 - PROVISIONS

7035 - CAPITAL

7036 - CASH DIVIDENDS PAID

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS (NOT REVIEWED)

Net Income and Stockholders' Equity

Net income for the  nine-month  period ended  September  30, 2002 reached  R$744 million. Net income for the third quarter of 2002 stood at R$269 million.

Earnings per 1000 shares reached R$1.94 in the third quarter of 2002.

Stockholders' equity stood at R$6.2 billion in September 2002.

Assets and Liabilities

Unibanco's  consolidated  total assets  reached  R$73.4 billion on September 30,
2002. R$28.2 billion of Unibanco's total assets were lending,  leasing and other credits,  R$21.3 billion were  marketable  securities  and derivative  financial instruments  - issued  primarily by the federal  government - and R$8.5  billion were interbank investments.

Securities Portfolio

The 36.9%  devaluation  of the real  during the  quarter  was the main factor to impact  the  balance  of  securities.  Since the  securities  portfolio  held to maturity  consists  largely of securities  indexed to the foreign exchange rate, their balance increased compared to other assets.

Lending, leasing and other credits Portfolio

The lending,  leasing and other credits  portfolio in September  2002, at R$28.5 billion,  increased by 7.4% over the quarter - slightly  above the market growth of 6.7%.

Since personal lending,  leasing and other credits are not dollar-indexed,  they were not  affected  by the Real  devaluation.  The  consumer  credit  companies'
lending,  leasing  and other  credits  portfolio  posted a 10.6% drop during the quarter. The reduction in the volume of credit operations at these companies was driven by more rigid credit granting policies.

The credit portfolio in the Wholesale segment, including Private Banking, posted a 10.2% growth relative to the previous quarter, which can be mostly ascribed to the exchange rate fluctuation. Excluding the exchange rate effect, the portfolio would have decreased by 0.4% in the quarter.

At the end of September 2002, the  consolidated  allowance for lending,  leasing and other credits losses  balance  totaled  R$1,900  million.  Total  provisions increased  from 6.7% of total  lending,  leasing and other credits at the end of
September 2002.

In September 2002, Unibanco's overall funding reached R$78.7 billion,  including
R$19.3  billion in funds  under  management.  Total  local and  foreign  funding increased 19.1% over the quarter to R$59.4 billion on September 30, 2002.  Local funding  increased 21.2% in the quarter to R$41.9 billion,  mainly due to growth in deposits and open market funding.

Capital Adequacy Ratio

The BIS ratio over the quarter was 12.3% in September 30, 2002. In October 2002, the Brazilian Central Bank edited Circular 3156 that changed the weighting rules of the net  foreign  exchange  exposure  for the Basel  calculation.  The factor applicable to net exposure,  which was previously 50%, became 100%. Furthermore, the Central Bank reduced the maximum allowed  exposure to the exchange rate from
60% to 30% of the  reference  equity  base.  This new rule came  into  effect in
October 2002.

Results

The third quarter of 2002  financial  intermediation  revenues of R$5.7 billion.
The adjusted  results  provided by  securities  posted a 67.4% growth during the quarter, due to the increase in balances and the exchange rate fluctuation.  The revenues and expenses from financial  intermediation were mostly affected by the foreign  exchange  fluctuation.  The average spreads of the Retail and Wholesale portfolios  remained  unchanged in the third  quarter of 2002.  The net adjusted financial  margin,  considering the net impact on investments  abroad,  stood at
10.7% in the third  quarter  of 2002 and 10.5% in the  nine-month  period  ended
September 30, 2002.

Expenses  with  provisions  for loan losses  totaled  R$717 million in the third quarter of 2002.  In the third  quarter of 2002  provisions  increased  by R$209 million due to more prudential criteria than those required by Resolution 2682.

Additionally,  also due to prudential  measures,  several other  provisions were reinforced during the quarter amounting to R$74 million.

Investments  abroad  totaling  R$3.8  billion  and R$2.8  billion  at the end of
September and June 2002, respectively, were kept approximately 60% hedged.

Fees from Services Rendered

Total fees from  services  rendered in the third  quarter of 2002 totaled  R$670 million.  During the nine-month period ended September 30, 2002, total fees from services rendered, of R$1.9 billion.

The third quarter of 2002 banking fees of R$348 million.

Revenues from the credit card business amounted to R$258 million in the quarter.

Efficiency Ratio

The third quarter of 2002 efficiency ratio posted a slight increase  compared to the  previous  quarter  from  52.6%  to  55.6%,  due  mostly  to the  collective bargaining and the single bonus paid to all bank workers. If one disregards this impact,  the ratio would be 53.9%. In the nine-month  period ended September 30,
2002 the ratio posted an improvement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 02, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Executive Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Wholesale Bank - Executive President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.